PAUL HASTINGS, JANOFSKY & WALKER LLP
55 Second Street, 24th Floor
San Francisco, CA  94105
Telephone (415) 856-7000
Facsimile (415) 856-7100

April 30, 2008	27225.82267

VIA E-MAIL

Jennie Schenk
c/o U.S. Bancorp Fund Services, LLC
777 E. Wisconsin Avenue, 4th Floor
Milwaukee, WI  53202

Re:	Rule 485(b) Representation of Counsel

Dear Ms. Schenk:

We are counsel to the Masters’ Select Funds Trust (the “Registrant”).  You have asked us to review Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-10015 and 811-07763) (the “Amendment”) which is being filed pursuant to paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended.

Based on our limited review of the sections of the Amendment that you have indicated implement changes to the Registrant’s disclosures, and of correspondence with members of the SEC staff that you have provided, we hereby represent our view that the Amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

Very truly yours,

/s/ Julie Allecta

Julie Allecta
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

LEGAL_US_W # 58825233.1